"Exemption No.
82-1357"

Continental

Press Release

Continental AG Continues Record-Breaking Performance

Automotive supplier improves sales and earnings substantially in first six months

Hanover, August 2, 2005. Continental AG, Hanover, is continuing its record-breaking performance despite the rather weak economic situation in parts of the automotive industry. The international automotive supplier boosted its sales and earnings in the first half of 2005 once again. "In the first six months, we made considerable progress towards our goal of achieving new top figures and are looking at the second half of the year with confidence," said Executive Board chairman Manfred Wennemer on Tuesday in Hanover.

In the first six months of 2005, **consolidated sales** rose 10.6 percent to EUR6,807.7 million compared with the same period last year (PY: EUR6,157.4 million). Phoenix contributed EUR494.2 million in sales. Before consolidation changes and exchange rate effects, consolidated sales increased by 4.1 percent. The consolidated operating result EBIT was up 28.5 percent to EUR687.3 million (PY: EUR535.0 million). The return on sales amounts to 10.1 percent (PY: 8.7 percent), or 10.4 percent without the consolidation of Phoenix. Phoenix generated an operating result of EUR28.1 million. Consolidated earnings climbed 59.3 percent to EUR410.3 million (PY: EUR257.6 million). Earnings per share rose to EUR2.82 (PY: EUR1.90).

	Sales		**EBIT ( ) = Return on sales**	
	Jan.–June 2005	**Jan.-June 2004**	**Jan.-June 2005**	**Jan.–June 2004**
Continental Corporation	6,807.7	6,157.4	687.3 (10.1%)	535.0 (8.7%)
Automotive Systems	2,656.3	2,569.5	278.3 (10.5%)	246.3 (9.6%)
Passenger and Light Truck Tires	2,081.2	1,921.8	247.5 (11.9%)	165.9 (8.6%)
Commercial Vehicle Tires	651.1	714.0	51.1 (7.8%)	47.1 (6.6%)
ContiTech	1,469.2	986.9	130.7 (8.9%)	95.7 (9.7%)

In the first six months, **capital expenditure** at EUR346.4 million (PY: EUR279.5 million) was up substantially. The capital expenditure ratio amounted to 5.1 percent (PY: 4.5 percent). Investments concentrated on production lines for the new generation of electronic brake systems and the expansion of production capacities in low-cost countries, especially in Camaçari (Brazil).

Expenditures for research and development rose 12.6 percent to EUR290.0 million (PY: EUR257.6 million), representing 4.3 percent (PY: 4.2 percent) of sales.

At EUR50.8 million, interest expense was down compared with the same period last year (PY: EUR69.9 million), due primarily to the further reduction in indebtedness. "Additionally, several weeks ago we agreed on an early renewal of the €1.5 billion credit facility granted by several banks in July 2003 with a tenor of five years. We took advantage of the positive market environment and further improvement in our credit story to optimize the pricing and documentation, thus reducing costs. The new credit facility also has a term of five years, but with an extension option. The strong interest on the part of the banks was demonstrated by the fact that the syndicated loan was substantially oversubscribed by more than 50 percent," explained Dr. Alan Hippe, member of the Executive Board responsible for finances.

"Furthermore, we repurchased bonds with a nominal amount of EUR42.6 million of the original EUR500 million bond issue dating from 2001 and presented them for cancellation in the second quarter of 2005. This has reduced the amount of the issue outstanding to EUR369.5 million," said Hippe.

As of June 30, 2005, Continental's **employees** numbered 81,611, an increase of 1,025 compared with December 31, 2004.

The half-year figures for the divisions:

The **Automotive Systems** division increased its sales by 3.4 percent to EUR2,656.3 million (PY: EUR2,569.5 million). Before exchange rate effects, sales rose by 3.9 percent. The operating result (EBIT) improved by 13.0 percent to EUR278.3 million (PY: EUR246.3 million), with the return on sales rising to 10.5 percent (PY: 9.6 percent).

The **Passenger and Light Truck Tires** division upped sales by 8.3 percent to EUR2,081.2 million (PY: EUR1,921.8 million). Before consolidation changes and exchange rate effects, sales rose by 4.7 percent. The results for the first six months of 2004 reflected expenses totaling EUR64.5 million for restructuring at the Mayfield plant. The change in the basis of consolidation resulting from the divisional reassignment of Continental Sime Tyre and income from license agreements had a positive effect on EBIT of EUR3.6 million in the first half of 2005.

.../3

The division boosted its operating result (EBIT) by 49.2 percent to EUR247.5 million (PY: EUR165.9 million), with the return on sales rising to 11.9 percent (PY: 8.6 percent). "At present, we do not assume that we will be able to achieve our goal of breaking even in the U.S. passenger and light truck tires business in the fourth quarter of 2005," said Wennemer, who currently heads the Passenger and Light Truck Tires division. One reason is that the market was more sluggish than expected. "The deviation from our target figures is not large, but many factors would have to turn out positively in order for us to just break even. At the same time, this shows that we are not in the middle of a catastrophic scenario, but rather that things are just progressing much more slowly than expected," explained Hippe, president of Continental Tire North America (CTNA) in addition to his other duties.

The **Commercial Vehicle Tires** division recorded an 8.8 percent fall in sales to EUR651.1 million (PY: EUR714.0 million). Before consolidation changes and exchange rate effects, sales increased by 8.0 percent. The change in the basis of consolidation resulting from the divisional reassignment of Continental Sime Tyre and income from license agreements had a negative effect on EBIT of EUR3.6 million. The division boosted its operating result (EBIT) by 8.5 percent to EUR51.1 million (PY: EUR47.1 million), with the return on sales rising to 7.8 percent (PY: 6.6 percent).

The **ContiTech** division improved sales by 48.9 percent to EUR1,469.2 million (PY: EUR986.9 million). Phoenix contributed EUR494.2 million in sales. Before changes in the scope of consolidation due in part to Phoenix as well as exchange rate effects, sales rose by 1.1 percent. The division boosted its operating result (EBIT) by 36.6 percent to EUR130.7 million (PY: EUR95.7 million). The return on sales amounts to 8.9 percent (PY: 9.7 percent), Phoenix contributed EUR28.1 million to revenue.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2004 the corporation realized sales of EUR12.6 billion. At present it has a worldwide workforce of more than 81,000.

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Str. 9, D-30165 Hanover
Tel.: +49 511 938-1485, Fax: -1055
Email: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Str. 9, D-30165 Hanover
Tel.: +49 511 938-1278, Fax: -1055
Email: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com